

November 7, 2014

Via E-mail
Mr. J. Braxton Carter
Executive Vice President and
   Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street,
Bellevue, WA 98006

  Re: **T-Mobile US, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 25, 2014
    Form 10-Q for Fiscal Quarter Ended September 30, 2014
    Filed October 28, 2014
    Response dated October 31, 2014
    File Number 001-33409

Dear Mr. Carter:

  We have reviewed your response letter and have the following comment. As noted in our letter dated August 14, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 3 – Equipment Installment Plan Receivables, pages 9 and 10

1. We note your response to comment 1a. Please disclose the imputed interest rate or range of rates for your Prime and Subprime receivables. Refer to ASC 835-30-45-2.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director